Valiant Eagle, Inc.

6320 Canoga Avenue, Suite 1564

Woodland Hills, CA  91367

June 21, 2022

Scott Anderegg, Esq.

Staff Attorney

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Valiant Eagle, Inc. Post Qualification Amendment No. 1 to Form 1-A Filed June 10, 2022 File No. 024-11526

Dear Mr. Anderegg,

On behalf of Valiant Eagle, Inc., I hereby request qualification of the above-referenced offering statement at 3:00 pm, Eastern Time, on Thursday, June 23, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Xavier Mitchell

Xavier Mitchell

Chief Executive Officer

Valiant Eagle, Inc.